April 15, 2019

Patrick Scott

Senior Counsel

US Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re: Northern Lights Variable Trust; File Nos. 333-131820, 811-21853

Dear Mr. Scott:

On February 15, 2019, Northern Lights Variable Trust (the “Trust”) filed Post-Effective Amendment No. 224 under the Securities Act of 1933 and Amendment No. 225 under the Investment Company Act of 1940 (the “1940 Act”) on Form N-1A on behalf of TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio, TOPS Growth ETF Portfolio and TOPS Aggressive Growth ETF Portfolio (each a “Portfolio” and collectively the “Portfolios”).

The Trust has revised the disclosure in the prospectus and statement of additional information in response to comments given by you via telephone to Ryan Wheeler on April 1, 2019, except as indicated below. Your comments are summarized below, with corresponding responses following each comment, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Capitalized terms used but not otherwise defined herein have the meanings ascribed to them in the document to which the applicable comment relates.

General

Incomplete Information

1.	Comment: For each Portfolio, please fill in any blanks on the Registrant’s registration statement.

Response: The requested changes have been made.

Prospectus

Exchange-Traded Funds’ Underlying Investment Details

2.	Comment: For each Portfolio, please provide a description of each of the underlying exchange-traded fund’s investment positions.

Response: The Registrant notes that existing disclosure provides that the Underlying Funds discusses the asset classes owned by the Underlying Funds and each Portfolio’s expected allocation to Underlying Funds that primarily invest in equities and Underlying Funds that primarily invest in fixed income securities.

Portfolio Turnover & Principal Investment Risks

3.	Comment: For each Portfolio, please fill in the percentage of portfolio turnover, and for any Portfolio that exceeds 100% in portfolio turnover, please add Frequent Trading Risk to that Portfolio’s Principal Investment Risks section.

Response: The portfolio turnover rate has been inserted for each of the Portfolios. None of the Portfolios had a portfolio turnover rate of 100% or greater for the most recently completed fiscal year.

Principal Investment Strategy

4.	Comment: Under the Principal Investment Strategy section for each of TOPS Conservative ETF Portfolio, TOPS Balanced ETF Portfolio, TOPS Moderate Growth ETF Portfolio and TOPS Growth ETF Portfolio, please define “maturity” as it related to the sentence below and provide an example explaining maturity, if applicable.

The Portfolio restricts investment in fixed income ETFs to those with an average maturity of 20 years or less and invests primarily in ETFs with average portfolio credit quality of investment grade.

Response: The following disclosure has been added:

Maturity is the time between when a fixed income security is issued and when it matures.

5.	Comment: For each Portfolio with emerging markets as a Principal Investment Strategy, please disclose the parameters that help define and identify what consists of emerging markets.

Response: The following disclosure has been added:

The Portfolio considers emerging market countries to be those represented in the MSCI Emerging Markets Index.

Principal Investment Risks

6.	Comment: For each Portfolio, please list the Principal Investment Risks in order from greatest risk to least risk.

Response: The Registrant respectfully declines to revise the existing disclosure.

7.	Comment: Please expand the definition of ETF Risk since the majority of the Portfolios’ investments will be in exchange-traded funds.

Response: The following disclosure has been added to ETF Risk sections:

ETF shares may trade at a discount or premium to their NAV. Because the value of ETF shares depends on the demand in the market, the adviser may not be able to liquidate the Portfolio's holdings at the most optimal time, adversely affecting performance. ETFs in which a Portfolio invests will not be able to replicate exactly the performance of the indices they track, if any, because the total return generated by the securities will be reduced by transaction costs incurred in adjusting the actual balance of the securities. In addition, the ETFs in which the Portfolio invests will incur expenses not incurred by their applicable indices.

8.	Comment: Foreign Currency Risk and Foreign Investment Risk are both included as Principal Investment Risks, but not as Principal Investment Strategies. Please confirm whether Foreign Currency Risk and Foreign Investment Risk are Principal Investment Risks.

Response: The disclosure in the principal investment strategy sections has been revised as follows:

The Portfolio invests in ETFs that may invest in securities without restriction as to underlying issuer country (including foreign and emerging countries), capitalization or currency.

9.	Comment: Model Risk is included as a Principal Investment Risk; however, there does not appear to be a Principal Investment Strategy that correlates to such risk. Within Model Risk, allocation model is only referred to generally and appears to be similar to Management Risk. Please clarify whether these two risks are the same and if not, include a Principal Investment Strategy that correlates to Model Risk.

Response: The Registrant notes the principal investment strategy risk which discusses the adviser’s TOPS® (The Optimized Portfolio System) methodology. Accordingly, the Registrant believes that the existing risk disclosure is appropriate.

10.	Comment: Please remove each section entitled “Who Should Invest in the Portfolio?” from the summary Principal Investment Risks sections and add below the Principal Investment Strategies sections for each Portfolio.

Response: The requested change has been made.

Portfolio Managers

11.	Comment: In addition to the year, please include the month each Portfolio Manager began advising the Portfolios.

Response: The Registrant declines to make the requested revision.

* * * * *

If you have any questions or additional comments, please call the undersigned at 614-469-3353.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla

cc: JoAnn M. Strasser